SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission  File  Number:  0-12050
(Check  one)

|X|  Form  10-K  and  Form  10-KSB        |  |  Form  11-K
| |  Form  20-F  | | Form 10-Q and  Form 10-QSB   | | Form  N-SAR

     For  the  period  ended  December  31,  1999

|  |  Transition  Report  on  Form  10-K  and  Form  10-KSB
|  |  Transition  Report  on  Form  20-F
|  |  Transition  Report  on  Form  11-K
|  |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
|  |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________________


                                     PART I

                             REGISTRANT INFORMATION

Full  name  of  registrant:     SafeGuard  Health  Enterprises,  Inc.

Former  name  if  applicable:   N/A

Address  of  principal
executive  office:              95  Enterprise

City,  State  and  Zip  Code:   Aliso  Viejo,  California  92656

                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


           (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X|   (b)  The  subject  annual  report,  semi-annual  report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant announced on November 12, 1999 that its results of operations for the periods ended December 31, 1997 and 1998, and September 30, 1999 may be restated. The Registrant is still in the process of determining the adjustments necessary to properly state its results of operations for each of these periods, and therefore until such determination has been made, it cannot finalize and file its results of operations for the year ended December 31, 1999. The Registrant requires additional time to review this matter and expects to report its restated results, and results of operations as soon as possible.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Ronald  I.  Brendzel,  Senior  Vice President & Secretary    (949) 425-4110
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     (Name)     (Area  Code)                                 (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 |  |  YES     |X|  No

          Quarterly Report on Form 10-Q for the period ended September 30, 1999.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:
     -----------

The nature and extent of the anticipated change has not yet been completed and the Registrant requires additional time within which to complete its review and analysis of the financial results for the year ended December 31, 1999.

     Exhibits
     --------
     None.
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                       SafeGuard Health Enterprises, Inc.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                          /s/  RONALD  I.  BRENDZEL
                                          -------------------------
Date:     March  30,  2000                By:     Ronald  I.  Brendzel,
                                          Senior  Vice  President  &  Secretary